Exhibit 1

MIND CTI Reports Third Quarter 2021 Results

Yoqneam, Israel, November 8, 2021 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its third quarter ended September 30, 2021.

The following will summarize our major achievements in the third quarter of 2021, as well as our business. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Q3 2021 Financial Highlights

●	Revenues were $7.0 million, compared to $5.9 million in the third quarter of 2020, with the increase attributed to the messaging segment.
●	Operating income was $1.7 million, compared to $1.4 million in the third quarter of 2020.
●	Net income was $1.4 million, or $0.07 per share, compared to $1.4 million, or $0.07 per share in the third quarter of 2020.
●	Cash flow from operating activities was $0.6 million, compared to $1.9 million in the third quarter of 2020.
●	One new small win.
●	Cash position was $16.1 million as of September 30, 2021.

Nine Months Financial Highlights

●	Revenues were $20.4 million, compared to $17.6 million in the first nine months of 2020, with the increase attributed to the messaging segment.
●	Operating income was $5.2 million, compared to $4.1 million in the first nine months of 2020.
●	Net income was $4.4 million, or $0.22 per share, compared to $4.0 million, or $0.20 per share in the first nine months of 2020.
●	Cash flows from operating activities in the first nine months of 2021 was $4.4 million, compared to $4.2 million in the first nine months of 2020.

Monica Iancu, MIND CTI CEO, commented: “Our business environment remains challenging as described in previous press releases. To succeed in the age of digital services, both carriers and enterprises need fast and agile ways of digital transformation. Our ongoing investment in maintaining up-to-date technology and infrastructure ensures increased security for the customers running our platforms. We understand our customers’ businesses, as well as their needs and challenges. We have the teams and the expertise to provide timely upgrades and customizations required to support our customers in the ever-changing marketplace and are pleased with our execution of ongoing projects.”

Revenue Distribution for Q3 2021

Europe represented 56% (including the Message Mobile and GTX revenues in Germany that represented 48%), the Americas represented 37%, and the rest of the world represented 7% of total revenues.

Customer care and billing software totaled $3.1 million, or 45% of total revenues, enterprise messaging and payment solutions were $3.4 million, or 48% of total revenues, and enterprise call accounting software totaled $0.5 million, or 7% of our total revenues.

Maintenance and additional services were $6.8 million, or 97% of total revenues, while licenses totaled $0.2 million, or 3% of total revenues.

Revenue Distribution for Nine Months 2021

Europe represented 57% (including the Message Mobile and GTX revenues in Germany that represented 46%), the Americas represented 35%, and the rest of the world represented 8% of total revenues.

Customer care and billing software totaled $9.3 million, or 46% of total revenues, enterprise messaging and payment solutions were $9.5 million, or 46% of total revenues, and enterprise call accounting software totaled $1.6 million, or 8% of our total revenues.

Maintenance and additional services were $19.4 million, or 95% of total revenues, while licenses totaled $1.0 million, or 5% of total revenues.

New Win

The new win is MIND’s first IoT project. MIND will support the deployment of smart electricity meters on top of a new cellular private network delivered by Ericsson. The MINDBill platform will be used for SIM activation. MIND’s platform includes also management of the devices, mediation, processing and reporting on the devices data usage.

Active Pursuit of Acquisitions

As previously announced, we continue targeting potential acquisitions that could be a source of growth, by focusing on acquisition targets at reasonable valuations that satisfy the criteria we defined: proven revenues, complementary technology or geography and expected accretion to earnings within two to three quarters.

The excess of demand for acquisition targets increased the challenge to find attractive deals.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany, and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, the impact of the COVID-19 pandemic on our customers and economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	U.S. dollars in thousands (except per share data)

REVENUES	$7,001	$5,912	$20,365	$17,555
COST OF REVENUES	3,549	2,857	9,781	8,334
GROSS PROFIT	3,452	3,055	10,584	9,221
OPERATING EXPENSES:
Research and development	1,133	1,015	3,108	2,936
Selling and marketing	199	185	1,049	859
General and administrative	400	424	1,229	1,300
Total operating expenses	1,732	1,624	5,386	5,095
OPERATING INCOME	1,720	1,431	5,198	4,126
FINANCIAL INCOME (EXPENSES), net	(32)	69	18	195
INCOME BEFORE TAXES ON INCOME	1,688	1,500	5,216	4,321
TAXES ON INCOME	261	94	793	328
NET INCOME	$1,427	$1,406	$4,423	$3,993
EARNINGS PER SHARE - basic and diluted - in U.S. dollars	$0.07	$0.07	$0.22	$0.20
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,008	19,899	19,995	19,898
Diluted	20,240	20,111	20,259	20,109

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30,	December 31,
	2021	2020
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,520	$8,260
Short-term bank deposits	9,341	7,180
Marketable securities	216	1,576
Accounts receivable, net:
Trade	2,237	2,134
Other	260	269
Prepaid expenses	203	273
Total current assets	18,777	19,692

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Severance pay fund	2,136	1,823
Deferred income taxes	156	127
Property and equipment, net of accumulated depreciation
and amortization	143	159
Right-of-use assets	1,548	1,775
Intangible assets, net of accumulated amortization	566	702
Goodwill	7,985	8,139
Total assets	$31,311	$32,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$1,355	$1,278
Other	2,628	1,908
Current maturities of lease liabilities	371	346
Deferred revenues	1,118	2,113
Total current liabilities	5,472	5,645

LONG-TERM LIABILITIES:
Deferred revenues	61	85
Lease liabilities, net of current maturities	1,182	1,492
Accrued severance pay	2,178	1,865
Deferred income taxes	170	211
Total liabilities	9,063	9,298

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,306	27,202
Accumulated other comprehensive loss	(750)	(522)
Accumulated deficit	(3,248)	(2,472)
Treasury shares	(1,114)	(1,143)
Total shareholders’ equity	22,248	23,119
Total liabilities and shareholders’ equity	$31,311	$32,417

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,427	$1,406	$4,423	$3,993
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	46	61	147	154
Accrued severance pay	-	16	68	81
Deferred income taxes, net	(31)	(80)	(59)	(98)
Unrealized gain from marketable securities, net	(4)	(9)	(19)	(35)
Realized loss (gain) on sale of marketable securities, net	-	(18)	10	(25)
Realized gain on sale of property and equipment	(3)		(3)
Employees share-based compensation expenses	49	58	132	171
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	1,039	94	(177)	323
Other	69	173	1	(16)
Decrease (increase) in prepaid expenses:	16	38	69	(2)
Increase (decrease) in accounts payable and accruals:
Trade	(303)	10	150	(127)
Other	(34)	69	756	(58)
Change in operating lease liability	(16)	44	(58)	40
Decrease (increase) in deferred revenues	(1,652)	2	(1,019)	(216)
Net cash provided by operating activities	603	1,864	4,421	4,185

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	1	(7)	(33)	(60)
Severance pay funds	(3)	(32)	(68)	(95)
Proceeds from sale of marketable securities	-	502	1,369	494
Proceeds from sale of property and equipment	3	-	3	-
Proceeds from redemption of (investment in) short-term bank deposits	(1,061)	1,765	(2,161)	1,695
Net cash provided by (used in) investing activities	(1,060)	2,228	(890)	2,034
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	-	-	(5,197)	(4,775)
Net cash used in financing activities	-	-	(5,197)	(4,775)
Translation adjustments on cash and cash equivalents	11	31	(74)	37

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(446)	4,123	(1,740)	1,481
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	6,966	3,837	8,260	6,479
BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF PERIOD	$6,520	$7,960	$6,520	$7,960

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